FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

Press Release

Launch of the international book-building for the share capital increase of National Bank of Greece

Further to the public announcement on 16 April 2014 of the calling of an Extraordinary General Meeting (“EGM”) to resolve on a share capital increase through a non pre-emptive issue of new ordinary shares (the “Equity Issue”), National Bank of Greece (“NBG” or the “Bank”) announces today the commencement of the book-building process outside of Greece to institutional and other eligible investors by way of private placement.

The scheduled EGM, which will convene on 10 May 2014, will resolve on the Equity Issue and its specific terms, with total proceeds targeted to be up to €2,500m.

NBG intends to carry out the Equity Issue to:

i)                                         Cover the capital shortfall between its capital actions of €1.04bn approved by the Bank of Greece and the €2.183 bn capital needs identified by the Bank of Greece (under the baseline scenario); and

ii)                                      Strengthen its capital position under Basel III fully loaded rules, providing further capital flexibility, including the option to apply to repay the €1.35 bn of Greek preference shares when appropriate.

Athens, 6 May 2014

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The securities to which this release relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration under the Securities Act or pursuant to an exemption from such registration.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: May 6th, 2014

Chief Executive Officer